UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 26, 2021

CIT GROUP INC.

(Exact name of registrant as specified in its charter)

Delaware	001-31369	65-1051192
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

11 W. 42nd Street,

New York, New York 10036

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code: (212) 461-5200

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	CIT	New York Stock Exchange
5.625% Non-Cumulative Perpetual Preferred Stock, Series B, par value $0.01 per share	CITPRB	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01.	Other Events

As previously announced, on October 16, 2020, CIT Group Inc. (“CIT”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with First Citizens BancShares, Inc. (“First Citizens”), First-Citizens Bank & Trust Company (“FCB”) and FC Merger Subsidiary IX, Inc. (“Merger Sub”), pursuant to which (i) Merger Sub will merge with and into CIT, with CIT as the surviving entity (the “First-Step Merger”), (ii) as soon as reasonably practicable following the effective time of the First-Step Merger, CIT will merge with and into FCB, with FCB as the surviving entity (together with the First-Step Merger, the “Mergers”), and (iii) immediately following the consummation of the Mergers, CIT Bank, N.A., a wholly-owned subsidiary of CIT, will merge with and into FCB, with FCB as the surviving bank (together with the Mergers, the “Proposed Transaction”).

This Current Report on Form 8-K (this “Form 8-K”) is being filed to supplement the Joint Proxy Statement/Prospectus (the “Joint Proxy Statement/Prospectus”) (1) included in the Registration Statement on Amendment No. 1 to Form S-4, File No. 333-250131 (the “Registration Statement”), filed by First Citizens with the U.S. Securities and Exchange Commission (the “SEC”) on December 21, 2020 and declared effective by the SEC on December 23, 2020, (2) filed by First Citizens with the SEC as a prospectus on December 23, 2020, (3) filed by CIT with the SEC as a definitive proxy statement on Schedule 14A on December 23, 2020 and (4) mailed by CIT and First Citizens to their stockholders commencing on or about December 30, 2020.As previously disclosed in the Joint Proxy Statement/Prospectus, six purported holders of CIT common stock had filed substantially similar complaints relating to the Proposed Transaction. As of January 26, 2021, there were eight purported holders of CIT common stock who had filed substantially similar complaints in the United States District Courts. Three complaints have been filed in the Southern District of New York (Stein v. CIT Group Inc., et al, No. 1:20-cv-09810 (S.D.N.Y. filed November 20, 2020); Velasquez v. CIT Group Inc., et al, No. 1:20-cv-10266 (S.D.N.Y. filed December 4, 2020); and Uguagliati v. CIT Group Inc., et al, No. 1:20-cv-10271 (S.D.N.Y. filed December 5, 2020)); two complaints have been filed in the District of Delaware (Thomas v. CIT Group Inc., et al, No. 1:20-cv-01641 (D. Del. filed December 2, 2020); and Berroteran v. CIT Group Inc., et al, No. 1:21-cv-00038 (D. Del. filed January 14, 2021)); and three complaints have been filed in the District of New Jersey (Rhoda v. CIT Group Inc. et al, No. 2:20-cv-17547 (D.N.J. filed December 1, 2020); Konder v. CIT Group Inc., et al, No. 2:20-cv-18449 (D.N.J. filed December 8, 2020); and Strickland v. CIT Group Inc., et al, No. 2:21-cv-00696 (D.N.J. filed January 13, 2021)) (collectively, the “Actions”).

CIT and First Citizens believe that the Actions are without merit and specifically deny that any supplemental disclosure was or is required under applicable law. However, in order to moot certain of the plaintiff’s disclosure claims in the Actions, to avoid nuisance, potential expense and delay, and to provide additional information to stockholders of CIT and First Citizens, CIT and First Citizens have determined to voluntarily supplement the Joint Proxy Statement/Prospectus with certain disclosures set forth herein. Nothing in this Form 8-K shall be deemed to be an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. The information contained in this Form 8-K is incorporated by reference into the Joint Proxy Statement/Prospectus.

SUPPLEMENT TO JOINT PROXY STATEMENT/PROSPECTUS

The information set forth below supplements the Joint Proxy Statement/Prospectus and should be read in conjunction with the Joint Proxy Statement/Prospectus, which should be read in its entirety. To the extent that information herein differs from or updates information contained in the Joint Proxy Statement/Prospectus, the information contained herein supersedes the information contained in the Joint Proxy Statement/Prospectus. All page references below are to pages in the Joint Proxy Statement/Prospectus, and terms used below shall have the meanings set forth in the Joint Proxy Statement/Prospectus (unless otherwise defined below).

The following disclosure is added immediately following the third paragraph on page 71 of the Joint Proxy Statement/Prospectus in the section entitled “The Mergers—Background of the Mergers”:

As part of the bid process, CIT provided all three bidders with the same draft mutual confidentiality agreement, which contained two-way standstill provisions and prohibited each party from requesting that the other party amend or waive the standstill provisions. As part of the negotiations with First Citizens and Company A, CIT agreed to include sunset provisions for the standstills such that the standstills expired upon announcement of a transaction. Company B did not request such a sunset or expiration provision.

The following disclosure is added immediately before the last paragraph on page 97 of the Joint Proxy Statement/Prospectus in the section entitled “The Mergers—Opinions of CIT’s Financial Advisors—Opinion of Keefe, Bruyette & Woods, Inc.—CIT Selected Companies Analysis – Selection Based on the Size of Total Assets”:

The following publicly available financial data was used by KBW in its analysis of the market performance of the selected companies:

	Price / Tangible Book Value (“TBV”) (X)	2020 Estimate	2021 Estimate	2022 Estimate
		P/E (X)	P/E (X)	P/E (X)
Fifth Third Bancorp	1.00	14.9	10.9	8.5
Citizens Financial Group, Inc.	0.88	13.6	10.3	8.0
KeyCorp	0.97	12.6	9.9	7.5
Regions Financial Corporation	1.11	21.4	9.6	8.0
M&T Bank Corporation	1.24	11.0	10.1	8.7
Huntington Bancshares Incorporated	1.15	14.7	10.0	8.1
Comerica Incorporated	0.83	19.6	11.3	9.3
Zions Bancorporation, NA	0.83	14.3	9.5	7.9
Popular, Inc.	0.64	9.5	8.0	7.2
People’s United Financial, Inc.	1.03	9.2	10.5	9.2
Signature Bank	0.94	8.7	7.3	6.4
New York Community Bancorp, Inc.	1.02	9.3	7.9	7.1
Synovus Financial Corp.	0.88	14.3	10.4	8.1
TCF Financial Corporation	1.00	10.9	9.2	7.8

The following disclosure is added immediately before the fifth paragraph on page 99 of the Joint Proxy Statement/Prospectus in the section entitled “The Mergers—Opinions of CIT’s Financial Advisors—Opinion of Keefe, Bruyette & Woods, Inc.—CIT Selected Companies Analysis – Selection Based on the Deposits Operations”:

The following publicly available financial data was used by KBW in its analysis of the market performance of the selected companies:

	Price/TBV (X)	2020 Estimate	2021 Estimate	2022 Estimate
		P/E (X)	P/E (X)	P/E (X)
Capital One Financial Corporation	1.00	NM	9.9	7.3
Ally Financial Inc.	0.76	18.7	8.8	6.3
Synchrony Financial	1.88	14.5	8.9	6.3
New York Community Bancorp, Inc.	1.02	9.3	7.9	7.1
BankUnited, Inc.	0.81	13.4	8.7	7.3
SLM Corporation	1.71	9.1	6.4	5.3
Investors Bancorp, Inc.	0.75	9.9	8.9	6.6
Bank OZK	0.82	12.9	8.6	7.6

The following disclosure is added immediately before the second paragraph on page 101 of the Joint Proxy Statement/Prospectus in the section entitled “The Mergers—Opinions of CIT’s Financial Advisors—Opinion of Keefe, Bruyette & Woods, Inc.— First Citizens Selected Companies Analysis”:

The following publicly available financial data was used by KBW in its analysis of the market performance of the selected companies:

	Price/TBV (X)	2020 Estimate	2021 Estimate	2022 Estimate
		P/E (X)	P/E (X)	P/E (X)
Comerica Incorporated	0.83	19.6	11.3	9.3
Zions Bancorporation, NA	0.83	14.3	9.5	7.9
Popular, Inc.	0.64	9.5	8.0	7.2
People’s United Financial, Inc.	1.03	9.2	10.5	9.2
Signature Bank	0.94	8.7	7.3	6.4
New York Community Bancorp, Inc.	1.02	9.3	7.9	7.1
Synovus Financial Corp.	0.88	14.3	10.4	8.1
TCF Financial Corporation	1.00	10.9	9.2	7.8
East West Bancorp, Inc.	1.13	10.0	9.6	8.5
First Horizon National Corporation	1.04	9.7	8.6	6.8
BOK Financial Corporation	0.99	11.2	10.8	9.0
Wintrust Financial Corporation	0.93	12.9	12.7	9.4
Valley National Bancorp	1.04	7.8	7.8	7.2
Cullen/Frost Bankers, Inc.	1.25	14.5	15.8	14.6
South State Corporation	1.38	NM	13.8	9.6
F.N.B. Corporation	0.96	8.1	9.2	8.6
Texas Capital Bancshares, Inc.	0.72	NM	11.4	8.1
Associated Banc-Corp	0.82	12.0	12.8	9.4
BankUnited, Inc.	0.81	13.4	8.7	7.3
Pinnacle Financial Partners, Inc.	1.12	11.1	9.6	8.2
Hancock Whitney Corporation	0.78	NM	7.5	7.4
Prosperity Bancshares, Inc.	1.91	10.1	11.0	10.4
Webster Financial Corporation	1.05	12.2	11.7	9.1
Western Alliance Bancorporation	1.33	9.5	8.2	7.0
Sterling Bancorp	0.90	11.0	7.3	7.0
Commerce Bancshares, Inc.	2.09	25.1	18.7	16.9

The following disclosure is added immediately before the second paragraph on page 103 of the Joint Proxy Statement/Prospectus in the section entitled “The Mergers—Opinions of CIT’s Financial Advisors—Opinion of Keefe, Bruyette & Woods, Inc.— Pro Forma Selected Companies Analysis”:

The following publicly available financial data was used by KBW in its analysis of the market performance of the selected companies:

	Price/TBV (X)	2020 Estimate	2021 Estimate	2022 Estimate
		P/E (X)	P/E (X)	P/E (X)
Fifth Third Bancorp	1.00	14.9	10.9	8.5
Citizens Financial Group, Inc.	0.88	13.6	10.3	8.0
KeyCorp	0.97	12.6	9.9	7.5
Regions Financial Corporation	1.11	21.4	9.6	8.0
M&T Bank Corporation	1.24	11.0	10.1	8.7
Huntington Bancshares Incorporated	1.15	14.7	10.0	8.1
Comerica Incorporated	0.83	19.6	11.3	9.3
Zions Bancorporation, NA	0.83	14.3	9.5	7.9
Popular, Inc.	0.64	9.5	8.0	7.2
People’s United Financial, Inc.	1.03	9.2	10.5	9.2
Signature Bank	0.94	8.7	7.3	6.4
New York Community Bancorp, Inc.	1.02	9.3	7.9	7.1
Synovus Financial Corp.	0.88	14.3	10.4	8.1
TCF Financial Corporation	1.00	10.9	9.2	7.8

The following disclosure is added after the table on page 105 of the Joint Proxy Statement/Prospectus in the section entitled “The Mergers—Opinions of CIT’s Financial Advisors—Opinion of Keefe, Bruyette & Woods, Inc.—Relative Contribution Analysis”:

Managements of First Citizens and CIT provided to KBW the following historical balance sheet data for First Citizens and CIT, respectively, as of September 30, 2020, for use by KBW in performing its analysis:

(Dollars in millions, except per share data)	First Citizens	CIT
Total Assets	$48,667	$60,865
Gross Loans & Leases Held for Investment	$32,845	$45,119
Total Deposits	$42,251	$44,706
Tangible Common Equity	$3,349	$4,955

In addition, First Citizens management directed KBW to use 9.8 million as the number of shares of First Citizens Class A common stock outstanding as of September 30, 2020. CIT management directed KBW to use 100.2 million as the number of fully diluted shares of CIT common stock as of September 30, 2020 (which number consisted of 98.5 million common shares and 1.7 million diluted shares from RSUs).

The following disclosure amends and restates in its entirety the third sentence in the second-to-last paragraph on page 105 of the Joint Proxy Statement/Prospectus in the section entitled “The Mergers—Opinions of CIT’s Financial Advisors—Opinion of Keefe, Bruyette & Woods, Inc.—CIT Discounted Cash Flow Analysis” (supplemental disclosure is underlined):

The range of discount rates assumed in this analysis was selected to reflect CIT’s estimated cost of equity taking into account a capital asset pricing model implied cost of capital calculation.

The following disclosure amends and restates in its entirety the seventh sentence in the second-to-last paragraph on page 105 of the Joint Proxy Statement/Prospectus in the section entitled “The Mergers—Opinions of CIT’s Financial Advisors—Opinion of Keefe, Bruyette & Woods, Inc.—CIT Discounted Cash Flow Analysis” (supplemental disclosure is underlined):

In calculating the terminal value of CIT, KBW applied a range of 7.0x to 9.0x CIT’s estimated 2026 earnings, which was selected by taking into account, among other factors, the Price / 2020 EPS, the Price / 2021 EPS and the Price / 2022 EPS multiples for the selected companies.

The following disclosure amends and restates in its entirety the third sentence in the first paragraph on page 106 of the Joint Proxy Statement/Prospectus in the section entitled “The Mergers—Opinions of CIT’s Financial Advisors—Opinion of Keefe, Bruyette & Woods, Inc.—First Citizens Discounted Cash Flow Analysis” (supplemental disclosure is underlined):

The range of discount rates assumed in this analysis was selected to reflect First Citizens’ estimated cost of equity taking into account a capital asset pricing model implied cost of capital calculation.

The following disclosure amends and restates in its entirety the seventh sentence in the first paragraph on page 106 of the Joint Proxy Statement/Prospectus in the section entitled “The Mergers—Opinions of CIT’s Financial Advisors—Opinion of Keefe, Bruyette & Woods, Inc.—First Citizens Discounted Cash Flow Analysis” (supplemental disclosure is underlined):

In calculating the terminal value of First Citizens, KBW applied a range of 9.0x to 12.0x First Citizens’ estimated 2026 earnings, which was selected by taking into account, among other factors, the Price / 2020 EPS, the Price / 2021 EPS and the Price / 2022 EPS multiples for the selected companies.

The following disclosure amends and restates in its entirety the second sentence in the third paragraph on page 106 of the Joint Proxy Statement/Prospectus in the section entitled “The Mergers—Opinions of CIT’s Financial Advisors—Opinion of Keefe, Bruyette & Woods, Inc.—Pro Forma Combined Discounted Cash Flow Analysis” (supplemental disclosure is underlined):

In this analysis, KBW used CIT Street Forecasts and financial forecasts and projections relating to the net income and assets of First Citizens and estimated cost savings and related expenses and accounting adjustments and restructuring charges, all of which were provided by First Citizens management and approved by CIT management for KBW’s use, and assumed discount rates ranging from 10.5% to 12.5%.

The following disclosure amends and restates in its entirety the third sentence in the third paragraph on page 106 of the Joint Proxy Statement/Prospectus in the section entitled “The Mergers—Opinions of CIT’s Financial Advisors—Opinion of Keefe, Bruyette & Woods, Inc.—Pro Forma Combined Discounted Cash Flow Analysis” (supplemental disclosure is underlined):

The range of discount rates assumed in this analysis was selected to reflect First Citizens’ estimated cost of equity taking into account the capital asset pricing model implied cost of capital calculations.

The following disclosure amends and restates in its entirety the seventh sentence in the third paragraph on page 106 of the Joint Proxy Statement/Prospectus in the section entitled “The Mergers—Opinions of CIT’s Financial Advisors—Opinion of Keefe, Bruyette & Woods, Inc.—Pro Forma Combined Discounted Cash Flow Analysis” (supplemental disclosure is underlined):

In calculating the terminal value of the pro forma combined entity, KBW applied a range of 9.0x to 11.0x the pro forma combined entity’s estimated 2026 earnings, which was selected by taking into account, among other factors, the Price / 2020 EPS, the Price / 2021 EPS and the Price / 2022 EPS multiples for the selected companies.

The following disclosure amends and restates in its entirety the third sentence in the first full paragraph on page 107 of the Joint Proxy Statement/Prospectus in the section entitled “The Mergers—Opinions of CIT’s Financial Advisors—Opinion of Keefe, Bruyette & Woods, Inc.—Miscellaneous” (supplemental disclosure is underlined):

In addition to the present engagement, in the two (2) years preceding the date of its opinion, KBW provided investment banking or financial advisory services to CIT and received aggregate fees of approximately $1.0 to $1.5 million for such services.

The following disclosure amends and restates in its entirety the ninth bullet point in the first paragraph on page 108 of the Joint Proxy Statement/Prospectus in the section entitled “The Mergers—Opinions of CIT’s Financial Advisors—Opinion of Morgan Stanley & Co. LLC”:

reviewed certain consultants’ reports relating to the assets of CIT and First Citizens prepared by the consultants to CIT and First Citizens (the “Consultant Reports”) which include a loan and credit policy review report prepared by Ernst & Young;

The following disclosure is added immediately before the tables on page 110 of the Joint Proxy Statement/Prospectus in the section entitled “The Mergers—Opinions of CIT’s Financial Advisors—Opinion of Morgan Stanley & Co. LLC—CIT Standalone Analyses—CIT Public Trading Comparables Analysis”:

Morgan Stanley used the following multiples for CIT, in connection with its Price / 2021 EPS, Price / 2022 EPS and Price / TBV analyses:

Comparable Peer Group 1

Name	Price / ’21E EPS (x)	Price / ’22E EPS (x)	Price / TBV (x)
CIT	8.3	4.5	0.4
Regions Financial Corporation	9.6	7.9	1.1
M&T Bank Corporation	9.7	8.6	1.2
Huntington Bancshares Incorporated	9.5	7.6	1.1
Comerica Incorporated	11.0	9.4	0.8
Zions Bancorporation, NA	9.9	8.0	0.8
Popular, Inc.	8.2	7.6	0.6
People’s United Financial, Inc.	10.4	9.1	1.0
Signature Bank	7.1	6.5	0.9
New York Community Bancorp, Inc.	8.0	7.2	1.0
Synovus Financial Corp.	10.3	8.0	0.9
TCF Financial Corporation	9.0	7.4	1.0

Comparable Peer Group 2

Name	Price / ’21E EPS (x)	Price / ’22E EPS (x)	Price / TBV (x)
CIT	8.3	4.5	0.4
Capital One Financial Corporation	10.3	6.9	1.0
Ally Financial Inc.	8.8	6.1	0.8
Discover Financial Services	10.2	7.3	2.4
Synchrony Financial	9.3	6.3	1.9
New York Community Bancorp, Inc.	8.0	7.2	1.0
BankUnited, Inc.	8.8	7.6	0.8
SLM Corporation	6.3	5.0	2.1
Investors Bancorp, Inc.	9.1	6.6	0.8
Bank OZK	8.6	7.3	0.8

The following disclosure is added immediately after the first sentence in the last paragraph on page 111 of the Joint Proxy Statement/Prospectus in the section entitled “The Mergers—Opinions of CIT’s Financial Advisors—Opinion of Morgan Stanley & Co. LLC—CIT Standalone Analyses—CIT Dividend Discount Analysis”:

The range of forward multiples was selected, upon the application of Morgan Stanley’s professional judgment and experience, and taking into account, among other factors, the Price / 2021 EPS and the Price / 2022 EPS multiples for the selected companies. The range of discount rates was selected, upon the application of Morgan Stanley’s professional judgment and experience, to reflect CIT’s estimated cost of equity using a capital asset pricing model.

The following disclosure amends and restates in its entirety the last sentence in the first paragraph on page 112 of the Joint Proxy Statement/Prospectus in the section entitled “The Mergers—Opinions of CIT’s Financial Advisors—Opinion of Morgan Stanley & Co. LLC—CIT Standalone Analyses—CIT Analyst Price Targets Analysis” (supplemental disclosure is underlined):

The range of such analyst price targets per share for the CIT common stock discounted for one year back to October 14, 2020 at a rate of 14.0% was $18.42 to $31.57 per share. The discount rate was selected, upon the application of Morgan Stanley’s professional judgment and experience, to reflect CIT’s estimated cost of equity as of October 14, 2020 using a capital asset pricing model.

The following disclosure is added immediately before the tables on page 113 of the Joint Proxy Statement/Prospectus in the section entitled “The Mergers—Opinions of CIT’s Financial Advisors—Opinion of Morgan Stanley & Co. LLC—First Citizens Standalone Analyses—First Citizens Public Trading Comparables Analysis”:

Morgan Stanley used the following multiples for First Citizens, in connection with its Price / 2021 EPS, Price / 2022 EPS and Price / TBV analyses:

Name	Price / ’21E EPS (x)	Price / ’22E EPS (x)	Price / TBV (x)
First Citizens	7.9	7.5	1.1
Comerica Incorporated	11.0	9.4	0.8
Zions Bancorporation, NA	9.9	8.0	0.8
People’s United Financial, Inc.	10.4	9.1	1.0
Signature Bank	7.1	6.5	0.9
New York Community Bancorp, Inc.	8.0	7.2	1.0
Synovus Financial Corp.	10.3	8.0	0.9
TCF Financial Corporation	9.0	7.4	1.0
East West Bancorp, Inc.	9.6	8.3	1.1
First Horizon National Corporation	7.8	6.7	1.0
BOK Financial Corporation	10.9	8.9	1.0
Wintrust Financial Corporation	13.3	8.6	0.9
Valley National Bancorp	7.7	7.3	1.0
Cullen/Frost Bankers, Inc.	15.9	14.7	1.2
South State Corporation	10.9	9.0	1.4
F.N.B. Corporation	8.6	8.6	1.0
Texas Capital Bancshares, Inc.	12.1	8.3	0.7
Associated Banc-Corp	12.7	9.1	0.8
BankUnited, Inc.	8.8	7.6	0.8
Pinnacle Financial Partners, Inc.	9.7	8.1	1.1
Hancock Whitney Corporation	7.3	6.9	0.8
Prosperity Bancshares, Inc.	10.8	11.2	1.9
Webster Financial Corporation	11.4	9.5	1.1
Western Alliance Bancorporation	8.3	6.8	1.3
Sterling Bancorp	7.5	6.6	0.9
Commerce Bancshares, Inc.	18.7	16.3	2.1

The following disclosure is added immediately before the last sentence in the second paragraph on page 114 of the Joint Proxy Statement/Prospectus in the section entitled “The Mergers—Opinions of CIT’s Financial Advisors—Opinion of Morgan Stanley & Co. LLC—First Citizens Standalone Analyses—First Citizens Dividend Discount Analysis”:

The range of forward multiples was selected, upon the application of Morgan Stanley’s professional judgment and experience, and taking into account, among other factors, the Price / 2021 EPS and the Price / 2022 EPS multiples for the selected companies. The range of discount rates was selected, upon the application of Morgan Stanley’s professional judgement and experience, to reflect First Citizens’ estimated cost of equity using a capital asset pricing model. The opportunity cost of cash was provided by the management of First Citizens and was approved for Morgan Stanley’s use by the management of CIT.

The following disclosure is added immediately before the last sentence in the second-to-last full paragraph on page 115 of the Joint Proxy Statement/Prospectus in the section entitled “The Mergers—Opinions of CIT’s Financial Advisors—Opinion of Morgan Stanley & Co. LLC—Pro Forma Dividend Discount Analysis”:

The range of forward multiples was selected, upon the application of Morgan Stanley’s professional judgment and experience, and taking into account, among other factors, the Price / 2021 EPS and the Price / 2022 EPS multiples for the selected companies. The range of discount rates was selected, upon the application of Morgan Stanley’s professional judgment and experience, to reflect First Citizens’ estimated cost of equity using a capital asset pricing model. The opportunity cost of cash was provided by the management of First Citizens and was approved for Morgan Stanley’s use by the management of CIT.

The following disclosure amends and restates in its entirety the second-to-last sentence in the fourth full paragraph on page 116 of the Joint Proxy Statement/Prospectus in the section entitled “The Mergers—Opinions of CIT’s Financial Advisors—Opinion of Morgan Stanley & Co. LLC—General” (supplemental disclosure is underlined):

During the two (2) years preceding the date of delivery of Morgan Stanley’s written opinion, Morgan Stanley and its affiliates have provided M&A financial advisory and financing services to CIT for which Morgan Stanley and its affiliates have received aggregate fees of approximately $1 to $5 million. During the two (2) years preceding the date of delivery of Morgan Stanley’s written opinion, Morgan Stanley and its affiliates have not provided financial advisory or financing services to First Citizens and have not received any fees for such services from First Citizens during such time.

The following table is added after the table on page 118 of the Joint Proxy Statement/Prospectus in the section entitled “The Mergers—Certain Unaudited Prospective Financial Information—First Citizens Prospective Financial Information”:

(Dollars in billions)	March 31, 2021E	December 31, 2021E	December 31, 2022E	December 31, 2023E	December 31, 2024E	December 31, 2025E
Excess cash flow	$0.3	$0.2	$0.2	$0.3	$0.3	$6.9

The following disclosure is added after the last paragraph on page 118 of the Joint Proxy Statement/Prospectus in the section entitled “The Mergers—Certain Unaudited Prospective Financial Information—First Citizens Prospective Financial Information”:

In the discounted cash flow analysis of First Citizens performed by KBW in connection with its opinion, the foregoing estimates of excess cash flows were derived from financial forecasts and projections relating to the net income and assets of First Citizens, which were approved by First Citizens management for KBW’s use. These estimates were calculated solely for purposes of the discounted cash flow analysis performed in connection with KBW’s opinion, and neither First Citizens nor KBW assumes any responsibility for any use of such estimates, or reliance on such estimates, for any other purpose.

Certain Projected Balance Sheet Information

First Citizens senior management provided to KBW and Morgan Stanley the following balance sheet estimates as of March 31, 2021 for First Citizens:

First Citizens
Tangible Common Equity	$3.56 billion
Class A Common Shares Outstanding	9,816,405
Tier 1 Leverage Ratio	8.2%
Common Equity Tier 1 Ratio	10.9%
Tier 1 Capital Ratio	11.9%
Total Risk-Based Capital Ratio	14.1%

The following table is added after the table on page 119 of the Joint Proxy Statement/Prospectus in the section entitled “The Mergers—Certain Unaudited Prospective Financial Information—CIT Prospective Financial Information”:

(Dollars in billions)	March 31, 2021E	December 31, 2021E	December 31, 2022E	December 31, 2023E	December 31, 2024E	December 31, 2025E
Excess cash flow (Per CIT Management Estimates)	$(0.3)	$0.3	$0.3	$0.0	$0.0	$4.0
Excess cash flow (Per CIT Street Estimates)	$(0.4)	$0.1	$0.3	$0.1	$0.1	$4.6

The following disclosure is added after the third-to-last paragraph on page 119 of the Joint Proxy Statement/Prospectus in the section entitled “The Mergers—Certain Unaudited Prospective Financial Information—CIT Prospective Financial Information”:

In the discounted cash flow analysis of CIT performed by KBW in connection with its opinion, the foregoing estimates of excess cash flows were derived respectively from (1) financial forecasts and projections relating to the net income and assets of CIT and (2) CIT Street Forecasts, all of which were approved by CIT management for KBW’s use. These estimates were calculated solely for purposes of the discounted cash flow analysis performed in connection with KBW’s opinion, and neither CIT nor KBW assumes any responsibility for any use of such estimates, or reliance on such estimates, for any other purpose.

Pro Forma Combined Discounted Cash Flow Analysis

In the discounted cash flow analysis of the pro forma combined entity performed by KBW in connection with its opinion, the following estimates of excess cash flows that the pro forma combined entity could generate over the 5-year period from 2021 through 2026 were derived from CIT Street Forecasts and financial forecasts and projections relating to the net income and assets of First Citizens and estimated cost savings and related expenses and accounting adjustments and restructuring charges, all of which were approved by managements of First Citizens and CIT for KBW’s use:

(Dollars in billions)	March 31, 2021E	December 31, 2021E	December 31, 2022E	December 31, 2023E	December 31, 2024E	December 31, 2025E
Excess cash flow	$(0.5)	$0.2	$0.8	$0.6	$0.6	$14.9

The foregoing estimates of excess cash flows were calculated solely for purposes of the discounted cash flow analysis performed in connection with KBW’s opinion, and none of First Citizens, CIT nor KBW assumes any responsibility for any use of such estimates, or reliance on such estimates, for any other purpose.

CIT Consensus Street Estimates

CIT senior management approved for use by KBW and Morgan Stanley the following publicly available consensus “street estimates” for CIT, as extrapolated for certain fiscal years based on the guidance of CIT senior management:

•	2020, 2021 and 2022 net (loss) income of ($687 million), $226 million and $416 million, respectively;

•	2020, 2021 and 2022 earnings (loss) per share of ($7.07) per share, $2.29 per share and $4.22 per share, respectively;

•	long-term earnings per share growth rate of 8% annually starting in 2023;

•	2020, 2021 and 2022 total assets of $59.9 billion $60.9 billion and $62.3 billion, respectively; and

•	long-term asset growth rate of 6% annually starting in 2023.

Certain Projected Balance Sheet Information

CIT senior management provided to KBW and Morgan Stanley the following balance sheet estimates as of March 31, 2021 for CIT:

CIT
Tangible Common Equity	$4.97 billion
Common Shares Outstanding	98,526,477
Tier 1 Leverage Ratio	9.5%
Common Equity Tier 1 Ratio	10.0%
Tier 1 Capital Ratio	11.0%
Total Risk-Based Capital Ratio	13.2%

Forward-Looking Statements

This Form 8-K, the definitive proxy statement and the documents that we incorporate by reference therein contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the financial condition, results of operations, business plans and future performance of First Citizens and CIT. Words such as “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “projects, ” “targets,” “designed,” “could,” “may,” “should,” “will” or other similar words and expressions are intended to identify these forward-looking statements. These forward-looking statements are based on First Citizens’ and CIT’s current expectations and assumptions regarding First Citizens’ and CIT’s businesses, the economy, and other future conditions.

Because forward-looking statements relate to future results and occurrences, they are subject to inherent risks, uncertainties, changes in circumstances and other factors that are difficult to predict. Many possible events or factors could affect First Citizens’ and/or CIT’s future financial results and performance and could cause the actual results, performance or achievements of First Citizens and/or CIT to differ materially from any anticipated results expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others, (1) the risk that the cost savings, any revenue synergies and other anticipated benefits of the Proposed Transaction may not be realized or may take longer than anticipated to be realized, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the condition of the economy and competitive factors in areas where First Citizens and CIT do business, (2) disruption to the parties’ businesses as a result of the announcement and pendency of the Proposed Transaction and diversion of management’s attention from ongoing business operations and opportunities, (3) the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the Merger Agreement, (4) the risk that the integration of First Citizens’ and CIT’s operations will be materially delayed or will be more costly or difficult than expected or that First Citizens and CIT are otherwise unable to successfully integrate their businesses, (5) the failure to obtain the necessary approvals of the stockholders of First Citizens and/or CIT, (6) the outcome of any legal proceedings that may be or have been instituted against First Citizens and/or CIT, (7) the failure to obtain required governmental approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Proposed Transaction), (8) reputational risk and potential adverse reactions of First Citizens’ and/or CIT’s customers, suppliers, employees or other business partners, including those resulting from the announcement or completion of the Proposed Transaction, (9) the failure of any of the closing conditions in the Merger Agreement to be satisfied on a timely basis or at all, (10) delays in closing the Proposed Transaction, (11) the possibility that the Proposed Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (12) the dilution caused by First Citizens’ issuance of additional shares of its capital stock in connection with the Proposed Transaction, (13) general competitive, economic, political and market conditions, (14) other factors that may affect future results of CIT and/or First Citizens including changes in asset quality and credit risk, the inability to sustain revenue and earnings growth, changes in interest rates and capital markets, inflation, customer borrowing, repayment, investment and deposit practices, the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms, and (15) the impact of the global COVID-19 pandemic on First Citizens’ and/or CIT’s businesses, the ability to complete the Proposed Transaction and/or any of the other foregoing risks.

Except to the extent required by applicable law or regulation, each of First Citizens and CIT disclaims any obligation to update such factors or to publicly announce the results of any revisions to any of the forward-looking statements included herein to reflect future events or developments. Further information regarding First Citizens, CIT and factors which could affect the forward-looking statements contained herein can be found in First Citizens’ Annual Report on Form 10-K for the fiscal year ended December 31, 2019, its Quarterly Reports on Form 10-Q for the periods ended March 31, 2020, June 30, 2020 and September 30, 2020, and its other filings with the SEC, and in CIT’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, its Quarterly Reports on Form 10-Q for the periods ended March 31, 2020, June 30, 2020 and September 30, 2020, and its other filings with the SEC.

Important Information about the Proposed Transaction and Where to Find It

In connection with the Proposed Transaction between First Citizens and CIT, First Citizens filed with the SEC a registration statement on Form S-4 (File No. 333-250131), as amended on December 21, 2020, to register the shares of First Citizens’ capital stock that will be issued to CIT’s stockholders in connection with the Proposed Transaction. The registration statement includes a joint proxy statement of First Citizens and CIT that also constitutes a prospectus of First Citizens. The registration statement was declared effective by the SEC on December 23, 2020, and the definitive joint proxy statement/prospectus was mailed to CIT’s and First Citizens’ stockholders of record on or about December 30, 2020 seeking their approval of the proposed merger and the issuance of First Citizens shares in the Proposed Transaction, respectively. This communication does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 (AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH DOCUMENTS CONTAIN IMPORTANT INFORMATION REGARDING FIRST CITIZENS, CIT, THE PROPOSED TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by First Citizens or CIT through the website maintained by the SEC at http://www.sec.gov or from First Citizens at its website, www.firstcitizens.com, or from CIT at its website, www.cit.com. Documents filed with the SEC by First Citizens will be available free of charge by accessing the “Newsroom” page of First Citizens’ website at www.firstcitizens.com or, alternatively, by directing a request by telephone or mail to First Citizens BancShares, Inc., Mail Code: FCC-22, PO Box 27131, Raleigh, North Carolina 27611-7131, (919) 716-7000, and documents filed with the SEC by CIT will be available free of charge by accessing CIT’s website at www.cit.com under the tab “About Us,” and then under the heading “Investor Relations” or, alternatively, by directing a request by telephone or mail to CIT Group Inc., One CIT Drive, Livingston, New Jersey 07039, (866) 542-4847.

Participants in this Transaction

First Citizens, CIT, and certain of their respective directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of each of First Citizens and CIT in connection with the Proposed Transaction under the rules of the SEC. Certain information regarding the interests of the directors and executive officers of First Citizens and CIT and other persons who may be deemed participants in the solicitation of the stockholders of First Citizens or of CIT in connection with the Proposed Transaction and a description of their direct and indirect interests, by security holdings or otherwise, has been included in the definitive proxy statement related to the Proposed Transaction that was filed by CIT with the SEC on December 23, 2020. Additional information about First Citizens, the directors and executive officers of First Citizens and their ownership of First Citizens common stock can also be found in First Citizens’ definitive proxy statement in connection with its 2020 annual meeting of stockholders, as filed with the SEC on February 26, 2020, and other documents subsequently filed by First Citizens with the SEC. Additional information about CIT, the directors and executive officers of CIT and their ownership of CIT common stock can also be found in CIT’s definitive proxy statement in connection with its 2020 annual meeting of stockholders, as filed with the SEC on April 2, 2020, and other documents subsequently filed by CIT with the SEC. These documents can be obtained free of charge from the sources described above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CIT Group Inc.
(Registrant)
Date: January 26, 2021
	By:	/s/ John Fawcett
	Name:	John Fawcett
	Title:	Executive Vice President & Chief Financial Officer